Resin Systems Motion for Injunctive Relief Dismissed

Calgary, Alberta, November 20, 2008:  Resin Systems Inc. (“RS”) (RS - TSX / RSSYF - OTCBB), a technology innovator that develops advanced composite material products for infrastructure markets, announced today that the Ontario Superior Court of Justice dismissed its motion for injunctive relief, as previously reported, against Motor City Community Credit Union.

RS is proceeding immediately to take all steps necessary, working with the interim receiver, to resume utility pole production as soon as possible.

RS will continue to update the market as material developments occur.

About RS

RS is a technology innovator that develops advanced composite material products for infrastructure markets. These advanced material products are not only structurally superior to products made with traditional building blocks of wood, steel or concrete, they are also lighter, more durable and longer-lasting. The company has entered the global market with its award winning utility poles and conveyor roller tubes as its two initial products, and continues to identify a growing list of additional innovative products.

For the latest on RS's developments, go to the company’s website at www.grouprsi.com.

"RStandard" is a trademark of RS.

For further information please contact:

Laurien Abel, Investor and Public Relations Coordinator

Tel: (403) 219-8000 Fax: (403) 219-8001

Email:  info@grouprsi.com

Dimitrios (Jim) Leonidas, Chief Financial Officer

Tel: (403) 219-8000 Fax: (403) 219-8001

Email: info@grouprsi.com